Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Announcement dated August 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	August 31, 2003

Announcement

Departure of Board Member

SINGAPORE, 31 August, 2003 --- Pacific Internet Limited today announced the departure of Mrs Gracy Choo from its Board of Directors with effect from today.

Mrs Choo was appointed the company's director on 22 April 2002 and served on its Audit Committee, Nominating Committee and Litigation Committee.

Mr Ko Kheng Hwa, Chairman of the Board of Pacific Internet said, "We would like to express our sincere appreciation to Mrs Choo for her various contributions to Pacific Internet. The company has benefited from her wide corporate experience and valuable insights."

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For more information, contact:

Khoo Seok Teng
Investor Relations
(65) 9623 1567
investor@pacific.net.sg